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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                              LIBERTY BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    53017Q102
                  -------------------------------------------
                                 (CUSIP Number)

         Daniel G. O'Dell, 1439 Woodbury Drive, Liberty, Missouri 64068
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 24, 2007
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.


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---------------------------
   CUSIP No. 53017Q102
---------------------------
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Daniel G. O'Dell

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
                                                                       (b) /_/

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    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          PF
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              /_/
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                                  7     SOLE VOTING POWER
          NUMBER OF                     428,286 (1)
           SHARES              -------------------------------------------------
        BENEFICIALLY              8     SHARED VOTING POWER
          OWNED BY                      30,000 (2)
            EACH               -------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
           PERSON                       451,039 (1)(3)
            WITH               -------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        30,000 (2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          481,039 (1)(2)
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.06% (4)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
___________
(1)   Includes 22,753 shares subject to options exercisable within 60 days.
(2) Includes 30,000 shares owned by Mr. O'Dell's spouse, as to which shares Mr. O'Dell may be deemed to have beneficial ownership.
(3) Excludes 6,280 shares of restricted stock that will not vest within 60 days.
(4)   Assumes all 22,753 options have been exercised.

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Item 1.           Security and Issuer
                  -------------------

         This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Liberty Bancorp, Inc. (the "Company"), a Missouri corporation, whose principal executive offices are at 16 West Franklin Street, Liberty, Missouri 64068.

Item 2.           Identity and Background
                  -----------------------

                  (a)      This Schedule 13D is being filed by Daniel G. O'Dell.

                  (b) Mr. O'Dell's residence address is 1439 Woodbury Drive, Liberty, Missouri 64068.

                  (c) Mr. O'Dell has been employed by O'Dell Publishing, located at 3200 Heartland Drive, Liberty, Missouri, since 1984. Mr. O'Dell is also a director and chairman of the Company and of BankLiberty, the Company's wholly owned subsidiary (the "Bank"), which has the same principal executive office as the Company.

                  (d) Mr. O'Dell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Mr. O'Dell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. O'Dell is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

         All of Mr. O'Dell's purchases of Company common stock have been made with his personal funds, except that he received 6,125 shares as restricted stock awards from the Bank (adjusted for the 3.5004 exchange ratio in the Bank's reorganization from the mutual holding company structure to the full stock holding company structure completed on July 21, 2006). All of these 6,125 shares are vested. In addition, Mr. O'Dell received restricted stock awards on February 27, 2007 in the amount of 6,280 shares. These shares vest at the rate of 20% per year beginning on February 27, 2008.

Item 4.           Purpose of Transaction
                  ----------------------

         The shares covered by this Schedule 13D are being held for investment purposes. Mr. O'Dell may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

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         Except as described above and in his capacity as a director of the
Company and the Bank, Mr. O'Dell does not have any present plans or proposals that relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (j)      any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

         (a) Mr. O'Dell beneficially owns 481,039 shares, representing 10.06% of the 4,783,940 shares of the Company's common stock deemed outstanding for such purpose.

         In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the shares deemed outstanding include 22,753 shares that Mr. O'Dell may acquire within the next sixty days pursuant to exercisable options. In addition, such amount includes 30,000 shares owned by Mr. O'Dell's wife, as to which shares Mr. O'Dell may be deemed to have beneficial ownership.

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         (b)      Mr. O'Dell has sole voting power over 428,286 shares and sole dispositive power over 451,039 shares, which includes shares subject to options exercisable within 60 days.

                  Mr. O'Dell has shared voting and dispositive power over 30,000 shares, which are shares owned by Mr. O'Dell's wife.

         (c) Mr. O'Dell has effected the following transactions in the common stock of the Company during the past sixty days:

          Date            Type of Transaction             Number of Shares        Price Per Share
          ----             -------------------            ----------------        ---------------
       7/26/2007      Open market purchase by Trust            10,000                 $10.50

       7/26/2007      Open market purchase by Trust             4,000                  10.51

       7/24/2007      Open market purchase by Trust           150,000                  10.50

       7/24/2007      Open market purchase by Trust             2,000                  10.52

        7/3/2007      Transfer from direct ownership to         4,081                    N/A
                      Trust without consideration

       6/13/2007      Open market purchase by Trust               300                  10.90

       (d)        Not applicable.

       (e)        Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

         There are no contracts, arrangements, understandings or relationships between Mr. O'Dell and any person with respect to any securities of the Company's common stock.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

         None.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



August 6, 2007                              By: /s/ Daniel G. O'Dell
                                                -----------------------------
                                                Daniel G. O'Dell




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